Exhibit 1.1

CHOICE HOTELS INTERNATIONAL REPORTS THIRD QUARTER 2023 RESULTS

Raises Full-year 2023 Financial Guidance

Grows Global Rooms Pipeline Sequentially 6% Including 27% Increase for Conversion Hotels

Returns $550 Million to Shareholders Last Twelve Months

ROCKVILLE, Md., November 7, 2023 – Choice Hotels International, Inc. (NYSE: CHH), one of the world’s largest lodging franchisors, today reported its third quarter 2023 results.

“We generated another record quarter of impressive financial growth, driven by our best-in-class business delivery engine, the successful integration of Radisson Americas, and organic growth of our brand portfolio focused on hotels that generate higher royalties per unit,” said Patrick Pacious, President and Chief Executive Officer of Choice Hotels. “We believe we are well-positioned to effectively grow our business in the current hotel development environment with a superior hotel conversion capability. We will continue to execute our robust organic earnings growth strategy and pursue inorganic growth to drive long-term shareholder value.”

Mr. Pacious continued, “At its core, our proposed combination with Wyndham is about the natural fit of the two companies coming together to accelerate value creation for all stakeholders. We made our proposal public so that all groups could evaluate its benefits. For Wyndham shareholders, we provide a substantial premium and immediate value for their shares with participation in the future value of the combined entity. For Wyndham franchisees, we provide a proven model to lower costs and increase direct revenue to their hotels. We urge the Wyndham Board of Directors to resume discussions for the benefit of both companies’ franchisees, shareholders, associates, and guests.”

Highlights of third quarter 2023 results include:1

•	Total revenues were $425.6 million for third quarter 2023, a third quarter record and a 3% increase compared to the same period of 2022.

•	Total revenues, excluding reimbursable revenue from franchised and managed properties, increased 9% to $219.6 million for third quarter 2023 compared to the same period of 2022.

•

Net income was $92.0 million for third quarter 2023, representing diluted earnings per share (EPS) of $1.81. As a result of one-time items, including Radisson Hotels Americas integration costs, gains from the sale of the Cambria Hotel Nashville owned asset and extraordinary franchisee termination fees in third quarter 2022, and the timing of net reimbursable expenses, net income and diluted EPS were 11% and 2% lower, respectively, for third quarter 2023 compared to the same period of 2022.

•

Third quarter 2023 adjusted net income, excluding certain items described in Exhibit 6, increased 6% to $92.4 million compared to the same period of 2022, and adjusted diluted EPS increased 17% to $1.82 compared to the same period of 2022.

•

Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) for third quarter 2023 grew to $155.9 million, a third quarter record and a 12% increase compared to the same period of 2022.

•

Global rooms pipeline as of September 30, 2023 increased 6% to over 99,000 rooms from June 30, 2023. Global rooms pipeline for conversion rooms increased 11% from September 30, 2022 and 27% from June 30, 2023.

•

Expanded international pipeline as of September 30, 2023, nearly doubling rooms count from September 30, 2022, inclusive of over 30 properties representing approximately 6,000 rooms associated with the company’s strategic alliance with one of the largest hotel operators in Mexico known for its portfolio of upscale, upper-upscale, luxury hotels and resorts in Mexico and the Caribbean.

•	Achieved $84 million of annual recurring synergies through the integration of Radisson Hotels Americas, exceeding prior target by 5%.

•	The company raised its financial guidance for full-year 2023.

1	For comparative purposes, domestic RevPAR and the effective royalty rate assume the Radisson Hotels Americas brands were acquired on January 1, 2022.

Financial Performance

•	Platform and procurement services fees increased 8% to $15.5 million for third quarter 2023 compared to the same period of 2022.

•

Royalty, licensing, and management fees increased 3% to $148.5 million for third quarter 2023 compared to the same period of 2022. Excluding the one-time exit of the 110 Woodspring Suites hotels in third quarter 2022, royalty, licensing, and management fees for third quarter increased 6% compared to the same period of 2022.

•

Domestic revenue per available room (RevPAR) decreased 80 basis points and increased 140 basis points for the three and nine-month periods ended September 30, 2023, respectively, compared to the same periods of 2022. The company’s third quarter average daily rate increased 1.3% compared to the same period of 2022 while occupancy reached 62%.

•	Domestic effective royalty rate for both the three-month and nine-month periods ended September 30, 2023 increased 6 basis points to 4.99% compared to the respective 2022 periods.

Development

•

The company executed an average of more than four hotel openings per week, for a total of 159 hotel openings year-to-date through September 30, 2023, a 24% increase compared to the same period of 2022. For the first nine months of 2023, the company grew hotel openings across all segments, increasing openings in the upscale segment by 50%, the extended stay segment by 38%, the midscale segment by 14%, and the economy segment by 27% compared to the same period of 2022.

•

Of the total domestic franchise agreements awarded in the nine months ended September 30, 2023, 84% were for the company’s upscale, extended stay, and midscale brands, and 72% were for conversion hotels. Of the domestic franchise agreements awarded for conversion hotels in the nine months ended September 30, 2023, 67% have already opened or are expected to open by December 31, 2023.

•

Domestic upscale and extended-stay portfolio grew by 11% and 13%, respectively, since September 30, 2022, driven by an increase in the number of Cambria Hotels, Ascend Hotel Collection, WoodSpring Suites, MainStay Suites, and Suburban Studios units. The company’s total domestic system size was over 6,200 hotels and 490,000 rooms as of September 30, 2023.

•

The total number of international upscale hotels, as of September 30, 2023, increased 13% from September 30, 2022. The company’s total international system size approached 1,200 hotels as of September 30, 2023.

•	The extended stay domestic pipeline increased 12% to over 47,000 rooms from September 30, 2022. Domestic pipeline reached nearly 86,000 rooms as of September 30, 2023.

Shareholder Returns

During the nine months ended September 30, 2023, the company paid cash dividends of $42.1 million and $54.8 million over the trailing twelve months ended September 30, 2023.

During the nine months ended September 30, 2023, the company repurchased 2.5 million shares of common stock for $306.9 million under its stock repurchase program as well as through repurchases from employees in connection with tax withholding and option exercises relating to awards under the company’s equity incentive plans. Over the trailing twelve months ended September 30, 2023, the company repurchased 4.1 million shares of common stock totaling $495.2 million, representing nearly 8% of the shares outstanding as of September 30, 2022.

As of September 30, 2023, the company had 2.3 million shares of common stock remaining under the current share repurchase authorization.

Outlook

The outlook information provided below is inclusive of the Radisson Hotels Americas acquisition, which was completed in August 2022, and includes forward-looking non-GAAP financial measures, which management uses in measuring performance. The adjusted numbers in the company’s outlook below exclude the net surplus or deficit generated from reimbursable revenue from franchised and managed properties, due diligence and transition costs, and other items:

	Full-Year 2023	Prior Outlook
Net Income	$259 – $264 million	$251 – $259 million
Adjusted Net Income	$302 – $308 million	$298 – $306 million
Adjusted EBITDA	$535 – $540 million	$530 – $540 million
Adjusted Diluted EPS	$5.95 – $6.03	$5.86 – $6.01
Effective Income Tax Rate	24%	24%

	Full-Year 2023	Prior Outlook
vs. Full-Year 2022
Domestic RevPAR Growth2	Approximately 1%	Approximately 2%
Domestic Effective Royalty Rate Growth3	Mid-single digits	Mid-single digits
Domestic Net Unit Growth	Approximately 1%	Approximately 1%
(upscale, extended stay, and midscale segments)

Proposed Transaction with Wyndham Resorts & Hotels

On October 17, 2023, Choice Hotels made public its highly compelling proposal to acquire all outstanding shares of Wyndham Resorts & Hotels at an implied value of $90.00 per share, payable in a mix of cash and stock. The proposal represented a 14.9x multiple of Wyndham’s consensus 2023 EBITDA, a forward multiple that Wyndham has never achieved absent COVID disruptions. The offer represents a meaningful premium for Wyndham shareholders, while also providing the opportunity for further upside through shared value creation.

A combination of Choice and Wyndham creates a premier hotel franchising company that would bring Choice’s proven franchisee success system to a broader set of owners. With an asset-light, fee-for-service model, the combined company would generate predictable, high free cash flow, and impressive returns, providing resiliency through all economic cycles. The combination is expected to generate approximately $150 million in annual run-rate synergies through rationalization of operational redundancies, duplicate public company costs, and topline growth potential. The $150 million synergy opportunity is expected to translate into more than $2 billion in incremental shareholder value.

Choice’s management team has a strong history in maximizing value to shareholders through organic growth and acquisitions, delivering market leading revenue and adjusted EBITDA growth. We believe this growth will continue going forward, demonstrated by our forecasted adjusted EBITDA growth in 2024 and today’s upward revision in our 2023 financial guidance. The proposed transaction creates additional capacity to further support Choice’s distinct strategy focused on hotels that generate higher royalties per unit, ultimately helping drive growth across its organic revenue levers.

Choice has attempted to engage with Wyndham for nearly six months and urges Wyndham’s Board of Directors to resume discussions toward reaching an agreement for the benefit of all stakeholders. The company’s correspondence with Wyndham is available on www.createvaluewithchoice.com.

Webcast and Conference Call

Choice Hotels International will conduct a live webcast to discuss the company’s third quarter 2023 earnings results on November 7, 2023, at 10:00 a.m. on the company’s investor relations website, http://investor.choicehotels.com/, accessible via the Events and Presentations tab.

A conference call will also be available. The dial-in number to listen to the call domestically is (888) 259-6580 and the number for international participants is (416) 764-8624 and use conference ID 97784102.

A replay and transcript of the event will be available on the company’s investor relations website within 24 hours at https://investor.choicehotels.com/events-and-presentations/.

About Choice Hotels®

Choice Hotels International, Inc. (NYSE: CHH) is one of the largest lodging franchisors in the world, with nearly 7,500 hotels, representing nearly 630,000 rooms, in 46 countries and territories as of September 30, 2023. A diverse portfolio of 22 brands that run the gamut from full-service, upper upscale properties to midscale, extended stay, and economy enables Choice® to meet travelers’ needs in more places and for more occasions while driving more value for franchise owners and shareholders. The award-winning Choice Privileges® loyalty program and co-brand credit card options provide members with a fast and easy way to earn reward nights and personalized perks. For more information, visit www.choicehotels.com.

2	For comparative purposes, domestic RevPAR baseline for full-year 2022 is inclusive of the Radisson Hotels Americas acquisition.
3	For comparative purposes, the domestic effective royalty rate 4.93% baseline for full-year 2022 is inclusive of the Radisson Hotels Americas acquisition.

Forward-looking Statements

Information set forth herein includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as “expect,” “estimate,” “believe,” “anticipate,” “should,” “will,” “forecast,” “plan,” “project,” “assume,” or similar words of futurity. All statements other than historical facts are forward-looking statements. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which, in turn, are based on information currently available to management. Such statements include, but are not limited to, the ultimate outcome of any possible transaction between Choice and Wyndham (including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those described herein); uncertainties as to whether Wyndham will cooperate with Choice regarding the proposed transaction; Choice’s ability to consummate the proposed transaction with Wyndham; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Choice’s ability to finance the proposed transaction with Wyndham; Choice’s indebtedness, including the substantial indebtedness Choice expects to incur in connection with the proposed transaction with Wyndham and the need to generate sufficient cash flows to service and repay such debt; the possibility that Choice may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Wyndham’s operations with those of Choice, including the Choice loyalty program; the possibility that Choice may be unable to achieve the benefits of the proposed transaction for its franchisees, associates, investors and guests within the expected timeframes or at all, including that such integration may be more difficult, time-consuming or costly than expected; that operating costs and business disruption (without limitation, difficulties in maintaining relationships with associates, guests or franchisees) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; and that the retention of certain key employees may be difficult. Such statements may relate to projections of the company’s revenue, expenses, adjusted EBITDA, earnings, debt levels, ability to repay outstanding indebtedness, payment of dividends, repurchases of common stock and other financial and operational measures, including occupancy and open hotels, RevPAR, the company’s ability to benefit from any rebound in travel demand, and the company’s liquidity, among other matters. We caution you not to place undue reliance on any such forward-looking statements. Forward-looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors.

Several factors could cause actual results, performance or achievements of the company to differ materially from those expressed in or contemplated by the forward-looking statements. Such risks include, but are not limited to, changes to general, domestic and foreign economic conditions, including access to liquidity and capital; the company’s ability to successfully integrate Radisson Hotels Americas’ employees and operations; the ability to realize the anticipated benefits and synergies of the acquisition of Radisson Hotels Americas as rapidly or to the extent anticipated; changes in consumer demand and confidence, including consumer discretionary spending and the demand for travel, transient and group business; the timing and amount of future dividends and share repurchases; future domestic or global outbreaks of epidemics, pandemics or contagious diseases or fear of such outbreaks, including any resurgence of the COVID-19 pandemic, and the related impact on the global hospitality industry, particularly but not exclusively the U.S. travel market; changes in law and regulation applicable to the travel, lodging or franchising industries, including with respect to the status of our relationship with employees of our franchisees; foreign currency fluctuations; impairments or declines in the value of the company’s assets; operating risks common in the travel, lodging or franchising industries; changes to the desirability of our brands as viewed by hotel operators and customers; changes to the terms or termination of our contracts with franchisees and our relationships with our franchisees; our ability to keep pace with improvements in technology utilized for marketing and reservations systems and other operating systems; the commercial acceptance of our Software-as-a-Service technology solutions division’s products and services; our ability to grow our franchise system; exposure to risks related to our hotel development, financing and ownership activities; exposures to risks associated with our investments in new businesses; fluctuations in the supply and demand for hotel rooms; our ability to realize anticipated benefits from acquired businesses; impairments or losses relating to acquired businesses; the level of acceptance of alternative growth strategies we may implement; the impact of inflation; cyber security and data breach risks; climate change and sustainability related concerns; ownership and financing activities; hotel closures or financial difficulties of our franchisees; operating risks associated with our international operations; labor shortages; the outcome of litigation; our ability to effectively manage our indebtedness, and secure our indebtedness, including additional indebtedness incurred as a result of the acquisition of Radisson Hotels Americas; and developments with respect to our proposal to acquire Wyndham Hotels & Resorts, Inc. These and other risk factors are discussed in detail in the company’s filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and, as applicable, our Quarter Reports on Form 10-Q. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measurements and Other Definitions

The company evaluates its operations utilizing the performance metrics of adjusted EBITDA, adjusted selling, general and administrative (SG&A) expenses, revenues excluding reimbursable revenue from franchised and managed properties and extraordinary termination fees from franchisee, adjusted net income, and adjusted EPS, which are all non-GAAP financial measurements. These measures, which are reconciled to the comparable GAAP measures in Exhibit 6, should not be considered as an alternative to any measure of performance or liquidity as promulgated under or authorized by GAAP, such as net income, SG&A, EPS and total revenues. The company’s calculation of these measurements may be different from the calculations used by other companies and comparability may therefore be limited. We discuss management’s reasons for reporting these non-GAAP measures and how each non-GAAP measure is calculated below.

In addition to the specific adjustments noted below with respect to each measure, the non-GAAP measures presented herein also exclude restructuring of the company’s operations including employee severance benefit, income taxes and legal costs, acquisition related due diligence, transition and transaction costs, one-time franchise agreement termination fees received related to the purchase and rebranding of a 110 hotel portfolio of WoodSpring Suites hotels, and gains/losses on sale/disposal, performance under limited debt payment guaranties and impairment of assets primarily related to hotel ownership and development activities to allow for period-over-period comparison of ongoing core operations before the impact of these discrete and infrequent charges.

Adjusted SG&A, Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization: Adjusted SG&A and adjusted EBITDA reflects net income excluding the impact of interest expense, interest income, provision for income taxes, depreciation and amortization, franchise-agreement acquisition cost amortization, other (gains) and losses, equity in net income (loss) of unconsolidated affiliates, mark-to-market adjustments on non-qualified retirement plan investments, share based compensation expense (benefit) and surplus or deficits generated by reimbursable revenue from franchised and managed properties. We consider adjusted EBITDA and adjusted EBITDA margins to be an indicator of operating performance because it measures our ability to service debt, fund capital expenditures, and expand our business. We also use these measures, as do analysts, lenders, investors, and others, to evaluate companies because it excludes certain items that can vary widely across industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels, and credit ratings, and share based compensation expense (benefit) is dependent on the design of compensation plans in place and the usage of them. Accordingly, the impact of interest expense and share based compensation expense (benefit) on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. These measures also exclude depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets or amortizing franchise-agreement acquisition costs. These differences can result in considerable variability in the relative asset costs and estimated lives and, therefore, the depreciation and amortization expense among companies. Mark-to-market adjustments on non-qualified retirement-plan investments recorded in SG&A are excluded from EBITDA, as the company accounts for these investments in accordance with accounting for deferred-compensation arrangements when investments are held in a rabbi trust and invested. Changes in the fair value of the investments are recognized as both compensation expense in SG&A and other gains and losses. As a result, the changes in the fair value of the investments do not have a material impact on the company’s net income. Surpluses and deficits generated from reimbursable revenues from franchised and managed properties are excluded, as the company’s franchise and management agreements require these revenues to be used exclusively for expenses associated with providing franchise and management services, such as central reservation and property-management systems, hotel employee and operating costs, reservation delivery and national marketing and media advertising. Franchised and managed property owners are required to reimburse the company for any deficits generated from these activities and the company is required to spend any surpluses generated in future periods. Since these activities will be managed to break-even over time, quarterly or annual surpluses and deficits have been excluded from the measurements utilized to assess the company’s operating performance.

Adjusted Net Income and Adjusted Earnings Per Share: Adjusted net income and EPS exclude the impact of surpluses or deficits generated from reimbursable revenue from franchised and managed properties. Surpluses and deficits generated from reimbursable revenue from franchised and managed properties are excluded, as the company’s franchise agreements require these revenues to be used exclusively for expenses associated with providing franchised and managed services, such as central reservation and property-management systems, hotel employee and operating costs, reservation delivery and national marketing and media advertising. Franchised and managed property owners are required to reimburse the company for any deficits generated from activities and the company is required to spend any surpluses generated in future periods. Since these activities will be managed to break-even over time, quarterly or annual surpluses and deficits have been excluded from the measurements utilized to assess the company’s operating performance. We consider adjusted net income and adjusted EPS to be indicators of operating performance because excluding these items allow for period-over-period comparisons of our ongoing operations.

Revenues, Excluding Reimbursable Revenue from Franchised and Managed Properties and Extraordinary Termination Fees from Franchisee: The company reports revenues, excluding reimbursable revenue from franchised and managed properties. These non-GAAP measures we present are commonly used measures of performance in our industry and facilitate comparisons between the company and its competitors. Reimbursable revenues from franchised and managed properties are excluded, as the company’s franchise and management agreements require revenues to be used exclusively for expenses associated with providing franchise and management services, such as central reservation and property-management systems, hotel employee and operating costs, reservation delivery and national marketing and media advertising. Franchisees are required to reimburse the company for any deficits generated from these activities and the company is required to spend any surpluses generated in future periods. Since these activities will be managed to break-even over time, quarterly or annual surpluses and deficits have been excluded from the measurements utilized to assess the company’s operating performance. During the third quarter of 2022, the company earned one-time franchise agreement termination fees related to the purchase by a third-party from an existing franchisee and the subsequent rebranding of a 110 hotel portfolio of WoodSpring Suites hotels. These termination fees received are considered infrequent in nature and not representative of on-going operations and therefore have been excluded from the measurements utilized to assess the company’s operating performance.

Occupancy: Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel for a given period. Occupancy measures the utilization of the hotels’ available capacity. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. The company calculates occupancy based on information as reported by its franchisees. To accurately reflect occupancy, the company may revise its prior years’ operating statistics for the most current information provided.

Average Daily Rate (ADR): ADR represents hotel room revenue divided by the total number of room nights sold for a given period. ADR measures the average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. ADR is a commonly used performance measure in the industry, and management uses ADR to assess pricing levels that the company is able to generate. The company calculates ADR based on information as reported by its franchisees. To accurately reflect ADR, the company may revise its prior years’ operating statistics for the most current information provided.

RevPAR: RevPAR is calculated by dividing hotel room revenue by the total number of room nights available to guests for a given period. Management considers RevPAR to be a meaningful indicator of hotel performance and therefore company royalty and system revenues as it provides a metric correlated to the two key drivers of operations at a hotel: occupancy and ADR. The company calculates RevPAR based on information as reported by its franchisees. To accurately reflect RevPAR, the company may revise its prior years’ operating statistics for the most current information provided. RevPAR is also a useful indicator in measuring performance over comparable periods.

Pipeline: Pipeline is defined as hotels awaiting conversion, under construction or approved for development, and master development agreements committing owners to future franchise development.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Choice has made for a business combination transaction with Wyndham. In furtherance of this proposal and subject to future developments, Choice (and, if applicable, Wyndham) may file one or more registration statements, proxy statements, tender or exchange offers or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer document, prospectus or other document Choice and/or Wyndham may file with the SEC in connection with the proposed transaction.

Investors and security holders of Choice and Wyndham are urged to read the proxy statement(s), registration statement, tender or exchange offer document, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Choice and/or Wyndham, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Choice through the web site maintained by the SEC at www.sec.gov, and by visiting Choice’s investor relations site at www.investor.choicehotels.com.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Choice and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Choice’s executive officers and directors in the Annual Report on Form 10-K for the year ended December 31, 2022 filed by Choice with the SEC on March 1, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer documents or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and by visiting Choice’s investor relations site at www.investor.choicehotels.com.

Contacts

Allie Summers, Senior Director, Investor Relations

IR@choicehotels.com

© 2023 Choice Hotels International, Inc. All rights reserved.

Exhibit 1

Choice Hotels International, Inc.

Condensed Consolidated Statements of Income

(Unaudited)

(In thousands, except per share amounts)	Three Months Ended September 30,				Nine Months Ended September 30,
			Variance				Variance
	2023	2022	$	%	2023	2022	$	%
REVENUES
Royalty, licensing and management fees	$148,512	$144,020	$4,492	3%	$396,503	$356,208	$40,295	11%
Initial franchise fees	6,194	7,011	(817)	(12)%	21,240	21,635	(395)	(2)%
Platform and procurement services fees	15,542	14,401	1,141	8%	58,186	47,887	10,299	22%
Owned hotels	26,239	19,992	6,247	31%	74,075	49,220	24,855	50%
Other	11,436	31,432	(19,996)	(64)%	33,211	51,588	(18,377)	(36)%
Other revenues from franchised and managed properties	217,634	197,410	20,224	10%	602,554	513,429	89,125	17%

Total revenues	425,557	414,266	11,291	3%	1,185,769	1,039,967	255,307	14%
OPERATING EXPENSES
Selling, general and administrative	54,913	70,202	(15,289)	(22)%	182,000	144,414	37,586	26%
Depreciation and amortization	9,633	8,726	907	10%	29,468	20,436	9,032	44%
Owned hotels	18,628	13,158	5,470	42%	53,924	32,004	21,920	68%
Other expenses from franchised and managed properties	207,341	190,541	16,800	9%	583,095	458,037	125,058	27%

Total operating expenses	290,515	282,627	7,888	3%	848,487	654,891	193,596	30%
Gain on sale of business and assets, net	—	13,379	(13,379)	(100)%	—	16,688	(16,688)	(100)%

Operating income	135,042	145,018	(9,976)	(7)%	337,282	401,764	45,023	(16)%
OTHER INCOME AND EXPENSES, NET
Interest expense	16,168	9,362	6,806	73%	46,522	32,084	14,438	45%
Interest income	(1,897)	(2,348)	451	(19)%	(5,836)	(5,256)	(580)	11%
Other loss (gain)	1,343	2,303	(960)	(42)%	(2,752)	9,578	(12,330)	(129)%
Equity in net gain of affiliates	(1,801)	(1,075)	(726)	68%	(1,923)	(1,279)	(644)	50%

Total other income and expenses, net	13,813	8,242	5,571	68%	36,011	35,127	884	3%
Income before income taxes	121,229	136,776	(15,547)	(11)%	301,271	366,637	(65,366)	(18)%
Income tax expense	29,205	33,696	(4,491)	(13)%	71,717	89,998	(18,281)	(20)%

Net income	$92,024	$103,080	$(11,056)	(11)%	$229,554	$276,639	$(47,085)	(17)%

Basic earnings per share	$1.83	$1.87	$(0.04)	(2)%	$4.51	$4.98	$(0.47)	(9)%

Diluted earnings per share	$1.81	$1.85	$(0.04)	(2)%	$4.47	$4.93	$(0.46)	(9)%

Choice Hotels International, Inc. Condensed Consolidated Balance Sheets (Unaudited) (In thousands)	Exhibit 2

	September 30,	December 31,
	2023	2022
ASSETS
Cash and cash equivalents	$36,432	$41,566
Accounts receivable, net	223,781	216,614
Other current assets	92,599	89,742

Total current assets	352,812	347,922
Property and equipment, net	469,771	427,306
Intangible assets, net	781,101	742,190
Goodwill	220,187	218,653
Notes receivable, net of allowances	49,831	55,577
Investments in affiliates	55,081	30,647
Operating lease right-of-use assets	90,474	68,985
Investments, employee benefit plans, at fair value	35,815	31,645
Other assets	177,165	179,250

Total assets	$2,232,237	$2,102,175

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$124,113	$118,863
Accrued expenses and other current liabilities	96,523	131,410
Deferred revenue	107,802	92,695
Current portion of long-term debt	4,416	2,976
Liability for guest loyalty program	86,140	89,954

Total current liabilities	418,994	435,898
Long-term debt	1,391,272	1,200,547
Deferred revenue	135,009	134,149
Liability for guest loyalty program	44,320	47,381
Operating lease liabilities	109,746	70,994
Deferred compensation & retirement plan obligations	41,200	36,673
Other liabilities	19,283	21,873

Total liabilities	2,159,824	1,947,515

Total shareholders’ equity	72,413	154,660

Total liabilities and shareholders’ equity	$2,232,237	$2,102,175

Choice Hotels International, Inc.	Exhibit 3

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)	Nine Months Ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$229,554	$276,639
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,468	20,436
Depreciation and amortization – marketing and reservation system	27,544	23,237
Gain on sale of business and assets, net	—	(16,688)
Franchise agreement acquisition cost amortization	14,616	11,558
Non-cash share-based compensation and other charges	34,670	28,621
Non-cash interest, investment, and affiliate (income) loss, net	(1,709)	9,135
Deferred income taxes	(4,315)	(22,402)
Equity in net (gain) loss of affiliates, less distributions received	(621)	2,451
Franchise agreement acquisition costs, net of reimbursements	(72,867)	(32,947)
Change in working capital and other	(9,150)	(34,838)

NET CASH PROVIDED BY OPERATING ACTIVITIES	247,190	265,202

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in property and equipment	(81,403)	(66,084)
Investments in intangible assets	(1,893)	(3,247)
Asset acquisitions, net of cash paid	—	(856)
Proceeds from the sale of assets and business	—	140,554
Proceeds from the termination of intangible assets	—	5,698
Business acquisitions, net of cash acquired	—	(550,431)
Contributions to investments in affiliates	(24,573)	(4,264)
Proceeds from the sale of affiliates	868	—
Purchases of investments for employee benefit plans	(3,678)	(3,719)
Proceeds from sales of investments for employee benefit plans	1,263	1,896
Issuances of notes receivable	(4,319)	(5,617)
Collections of notes receivable	9,923	701
Other items, net	547	1,708

NET CASH USED IN INVESTING ACTIVITIES	(103,265)	(483,661)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments to extinguish acquired debt	—	(55,975)
Proceeds from acquired derivative	—	1,943
Net borrowings pursuant to revolving credit facilities	191,500	315,000
Principal payments on 2012 senior notes	—	(216,571)
Debt issuance costs	(755)	(24)
Purchases of treasury stock	(304,400)	(246,530)
Proceeds from exercise of stock options	6,719	2,361
Dividends paid	(42,073)	(39,697)

NET CASH USED IN FINANCING ACTIVITIES	(149,009)	(239,493)

Net change in cash and cash equivalents	(5,084)	(457,952)
Effect of foreign exchange rate changes on cash and cash equivalents	(50)	(1,112)
Cash and cash equivalents at beginning of period	41,566	511,605

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$36,432	$52,541

Exhibit 4

CHOICE HOTELS INTERNATIONAL, INC.

SUPPLEMENTAL OPERATING INFORMATION

DOMESTIC HOTEL SYSTEM

(UNAUDITED)

	For the Three Months Ended September 30, 2023			For the Three Months Ended September 30, 2022			Change
	Average Daily			Average Daily			Average Daily
	Rate	Occupancy	RevPAR	Rate	Occupancy	RevPAR	Rate	Occupancy		RevPAR
Upscale & Above(1)	$160.49	63.1%	$101.29	$157.10	62.4%	$98.09	2.2%	70	bps	3.3%
Midscale & Upper Midscale(2)	107.77	62.2%	67.07	107.49	63.1%	67.88	0.3%	(90	) bps	(1.2)%
Extended Stay(3)	64.64	74.5%	48.18	63.83	77.5%	49.46	1.3%	(300	) bps	(2.6)%
Economy(4)	77.00	51.6%	39.74	77.51	54.5%	42.25	(0.7)%	(290	) bps	(5.9)%

Total(5)	$103.33	62.0%	$64.02	$101.99	63.3%	$64.53	1.3%	(130	) bps	(0.8)%

	For the Nine Months Ended September 30, 2023			For the Nine Months Ended September 30, 2022			Change
	Average Daily			Average Daily			Average Daily
	Rate	Occupancy	RevPAR	Rate	Occupancy	RevPAR	Rate	Occupancy		RevPAR
Upscale & Above(1)	$152.58	58.2%	$88.86	$146.91	56.7%	$83.26	3.9%	150	bps	6.7%
Midscale & Upper Midscale(2)	102.91	58.3%	60.02	101.47	58.7%	59.52	1.4%	(40	) bps	0.8%
Extended Stay(3)	64.26	73.5%	47.23	61.85	76.9%	47.58	3.9%	(340	) bps	(0.7)%
Economy(4)	72.66	49.0%	35.57	72.44	51.1%	36.99	0.3%	(210	) bps	(3.8)%

Total(5)	$98.60	58.3%	$57.52	$95.75	59.3%	$56.74	3.0%	(100	) bps	1.4%

Effective Royalty Rate

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
System-wide(5)	4.99%	4.93%	4.99%	4.93%

(1)	Includes Cambria, Ascend, Radisson Blu, Radisson Red, Park Plaza, Radisson Individuals and Radisson brands.
(2)	Includes Country, Comfort, Clarion, Sleep, Quality, Park Inn, and Radisson Inn brands.
(3)	Includes WoodSpring, Mainstay, Suburban and Everhome brands.
(4)	Includes Econo Lodge and Rodeway brands.
(5)

Radisson Hotels Americas was acquired on August 11, 2022. To enhance comparability, ADR, Occupancy, RevPAR, and effective royalty rate reflect operating performance for the three and nine months ended September 30, 2022 as if the legacy Radisson brands were acquired on January 1, 2022.

Exhibit 5

CHOICE HOTELS INTERNATIONAL, INC.

SUPPLEMENTAL HOTEL AND ROOM SUPPLY DATA

(UNAUDITED)

	September 30, 2023		September 30, 2022		Variance
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	%	%
Ascend Hotel Collection	231	24,955	192	20,069	39	4,886	20.3%	24.3%
Cambria Hotels	69	9,398	61	8,433	8	965	13.1%	11.4%
Radisson(1)	66	15,499	77	17,643	(11)	(2,144)	(14.3)%	(12.2)%
Comfort(2)	1,660	130,380	1,668	131,140	(8)	(760)	(0.5)%	(0.6)%
Country(3)	426	33,928	439	35,179	(13)	(1,251)	(3.0)%	(3.6)%
Clarion(4)	177	19,327	185	20,642	(8)	(1,315)	(4.3)%	(6.4)%
Quality	1,611	118,874	1,625	120,708	(14)	(1,834)	(0.9)%	(1.5)%
Sleep	425	30,005	423	29,770	2	235	0.5%	0.8%
Park Inn	4	363	4	363	—	—	0.0%	0.0%
Everhome	1	98	1	98	—	—	0.0%	0.0%
MainStay	123	8,471	113	7,843	10	628	8.8%	8.0%
WoodSpring(5)	231	27,862	206	24,890	25	2,972	12.1%	11.9%
Suburban	90	7,888	73	6,565	17	1,323	23.3%	20.2%
Econo Lodge	671	39,429	704	42,323	(33)	(2,894)	(4.7)%	(6.8)%
Rodeway	471	26,557	491	27,569	(20)	(1,012)	(4.1)%	(3.7)%

Domestic Franchises	6,256	493,034	6,262	493,235	(6)	(201)	(0.1)%	—%
International Franchises	1,207	134,660	1,196	133,947	11	713	0.9%	0.5%

Total Franchises	7,463	627,694	7,458	627,182	5	512	0.1%	0.1%

(1)	Includes Radisson Blu, Radisson Red, Radisson Individuals and Radisson brands.
(2)	Includes Comfort family of brand extensions including Comfort and Comfort Suites.
(3)	Includes Country Inn & Suites, Park Plaza, and Radisson Inn brands.
(4)	Includes Clarion family of brand extensions including Clarion and Clarion Pointe.
(5)	In July 2022, the Company received notice from an ownership group of its intent to exit 110 WoodSpring properties from the Choice system, which occurred in September 2022.

Exhibit 6

CHOICE HOTELS INTERNATIONAL, INC.

SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

(UNAUDITED)

REVENUES EXCLUDING REIMBURSABLE REVENUE FROM FRANCHISED AND MANAGED PROPERTIES AND EXTRAORDINARY TERMINATION FEES FROM FRANCHISEE

(dollar amounts in thousands)	Three Months Ended September 30, 2023		Nine Months Ended September 30, 2023
	2023	2022	2023	2022
Total Revenues	$425,557	$414,266	$1,185,769	$1,039,967
Adjustments:
Reimbursable revenue from franchised and managed properties	(205,965)	(190,627)	(563,391)	(506,646)
Extraordinary termination fees from franchisee	—	(22,647)	—	(22,647)

Revenues excluding reimbursable revenue from franchised and managed properties and extraordinary termination fees from franchisee	$219,592	$200,992	$622,378	$510,674

ADJUSTED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
(dollar amounts in thousands)	Three Months Ended September 30, 2023		Nine Months Ended September 30, 2023
	2023	2022	2023	2022
Total Selling, General and Administrative Expenses	$54,913	$70,202	$182,000	144,414
Mark to market adjustments on non-qualified retirement plan investments	913	1,419	(2,955)	7,979
Operational restructuring charges	(1,448)	(5,416)	(6,788)	(5,416)
Share-based compensation	(5,890)	(4,662)	(16,503)	(12,869)
Due diligence and transition costs	(9,698)	(19,496)	(25,669)	(23,557)
Limited payment guarantee charge	—	—	(1,551)	—

Adjusted Selling, General and Administrative Expenses	$38,790	$42,047	$128,534	$110,551

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(dollar amounts in thousands)	Three Months Ended September 30, 2023		Nine Months Ended September 30, 2023
	2023	2022	2023	2022
Net income	$92,024	$103,080	$229,554	$276,639
Income tax expense	29,205	33,696	71,717	89,998
Interest expense	16,168	9,362	46,522	32,084
Interest income	(1,897)	(2,348)	(5,836)	(5,256)
Other loss (gain)	1,343	2,303	(2,752)	9,578
Equity in net gain of affiliates	(1,801)	(1,075)	(1,923)	(1,279)
Gain on sale of business and assets, net	—	(13,379)	—	(16,688)
Depreciation and amortization	9,633	8,726	29,468	20,436
Mark to market adjustments on non-qualified retirement plan investments	(913)	(1,419)	2,955	(7,979)
Operational restructuring charges	1,448	5,416	6,788	5,416
Share-based compensation	5,890	4,662	16,503	12,869
Due diligence and transition costs	9,698	19,496	25,669	23,557
Extraordinary termination fees from franchisee	—	(22,647)	—	(22,647)
Limited payment guarantee charge	—	—	1,551	—
Net reimbursable surplus from franchised and managed properties	(7,889)	(8,760)	(13,150)	(57,283)
Franchise agreement acquisition costs amortization	2,972	2,262	8,368	6,620

Adjusted EBITDA	$155,881	$139,375	$415,434	$366,065

ADJUSTED NET INCOME AND ADJUSTED DILUTED EARNINGS PER SHARE (EPS)
(dollar amounts in thousands, except per share amounts)	Three Months Ended September 30, 2023		Nine Months Ended September 30, 2023
	2023	2022	2023	2022
Net income	$92,024	$103,080	$229,554	$276,639
Adjustments:
Gain on sale of business and assets, net	—	(10,087)	—	(12,583)
Operational restructuring charges	1,083	4,084	5,125	4,084
Extraordinary termination fees from franchisee	—	(17,076)	—	(17,076)
Due diligence and transition costs	7,290	14,700	19,380	17,762
Limited payment guarantee charge	—	—	1,174	—
Net reimbursable surplus from franchised and managed properties	(7,975)	(7,238)	(15,525)	(43,436)

Adjusted Net Income	$92,422	$87,463	$239,708	$225,390

Diluted Earnings Per Share	$1.81	$1.85	$4.47	$4.93
Adjustments:
Gain on sale of business and assets, net	—	(0.18)	—	(0.22)
Operational restructuring charges	0.02	0.07	0.10	0.07
Due diligence and transition costs	0.14	0.26	0.38	0.32
Extraordinary termination fees from franchisee	—	(0.31)	—	(0.30)
Limited payment guarantee charge	—	—	0.02	—
Net reimbursable surplus from franchised and managed properties	(0.15)	(0.13)	(0.30)	(0.78)

Adjusted Diluted Earnings Per Share (EPS)	$1.82	$1.56	$4.67	$4.02

Exhibit 7

CHOICE HOTELS INTERNATIONAL, INC.

SUPPLEMENTAL INFORMATION—2023 OUTLOOK

(UNAUDITED)

Guidance represents the midpoint of the company’s range of estimated outcomes for the year ended December 31, 2023

ADJUSTED EBITDA FULL YEAR FORECAST

(in thousands)	Midpoint
2023 Guidance
Net income	$261,400
Income tax expense	81,800
Interest expense	63,300
Interest income	(7,300)
Other gain	(2,500)
Equity in net gain of affiliates	(2,200)
Depreciation and amortization	38,900
Mark to market adjustments on non-qualified retirement plan investments	3,000
Share-based compensation	21,500
Operational restructuring, due diligence and transition costs	43,100
Limited payment guarantee charge	1,600
Net reimbursable deficit from franchised and managed properties	24,000
Franchise agreement acquisition costs amortization	10,900

Adjusted EBITDA	$537,500

ADJUSTED NET INCOME & DILUTED EARNINGS PER SHARE (EPS) FULL YEAR FORECAST

(in thousands, except per share amounts)	Midpoint
2023 Guidance
Net income	$261,400
Adjustments:
Operational restructuring, due diligence and transition costs	32,600
Limited payment guarantee charge	1,200
Net reimbursable deficit from franchised and managed properties	10,100

Adjusted Net Income	$305,300

Diluted Earnings Per Share	$5.11
Adjustments:
Operational restructuring, due diligence and transition costs	0.64
Limited payment guarantee charge	0.02
Net reimbursable deficit from franchised and managed properties	0.22

Adjusted Diluted Earnings Per Share (EPS)	$5.99